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                              September 4, 2020

       Keith Anderson
       Chief Financial Officer
       American Well Corp
       75 State Street, 25th Floor
       Boston, MA 02109

                                                        Re: American Well Corp
                                                            Registration
Statement on Form S-1
                                                            Filed August 24,
2020
                                                            File No. 333-248309

       Dear Mr. Anderson:

              We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Registration Statement on Form S-1 filed on August 24, 2020

       Recent Developments-Google Investment and Commercial Relationship, page
13

   1. Please file your telehealth agreement with Google as an exhibit to the registration statement or tell us
why you are not required to do so.
       Risks Related to this Offering and Ownership of Our Class A Common Stock, page 61

   2. Please add disclosure discussing the impact of the conversion of Class B and Class C common stock on holders
of Class A common stock, including dilution and the reduction in aggregate voting
power, as well as the potential increase in the relative voting power if one of the Class B
holders retains their shares.
 Keith Anderson
American Well Corp
September 4, 2020
Page 2
Notes to Consolidated Financial Statements
18. Equity Award Plan, page F-41

3. Please explain to us how you determined the fair value of the common stock underlying your equity issuances and the reasons for any differences between the recent valuations of your common stock leading up to the initial public offering and the estimated offering price or range.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       You may contact Suying Li at (202) 551-3335 or Angela Lumley at (202) 551-3398 if
you have questions regarding comments on the financial statements and related matters. Please contact Daniel Morris at (202) 551-3314 or Erin Jaskot at (202) 551-3442 with any other questions.



                                                           Sincerely,
FirstName LastNameKeith Anderson
                                                           Division of
Corporation Finance
Comapany NameAmerican Well Corp
                                                           Office of Trade &
Services
September 4, 2020 Page 2
cc:       Michael Kaplan
FirstName LastName